EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Year Ended December 31,
	2000	2001	2002	2003	2004
Consolidated pretax (loss) income from continuing operations	$39,800	$80,494	$88,163	$97,153	$80,456
Share of pretax income of 50% owned affiliate net of equity pick-up	—	—	—	—	—
Share of distributed (income) loss of less-than-50%-owned affiliates net of equity pick-up	3,008	1,690	98	3,516	(1,688)
Share of pretax loss of less-than- 50%-owned affiliate with guaranteed debt net of equity pick-up	—	—	—	—	—
Amortization of capitalized interest	441	345	321	220	54
Interest	56,340	43,922	42,911	28,191	12,383
Less interest capitalized during the period	(6,362)	(5,439)	(7,453)	(2,751)	(5,314)

Net amortization of debt discount and premium and issuance expense	3,754	3,488	5,292	6,517	2,018
Interest portion of rental expense	4,312	4,156	3,582	12,203	15,131

Earnings	$101,293	$128,656	$132,914	$145,049	$103,040

Interest	56,340	43,922	42,911	28,191	12,383
Net amortization of debt discount and premium and issuance expense	3,754	3,488	5,292	6,517	2,018
Interest portion of rental expense	4,312	4,156	3,582	12,203	15,131
Interest expense relating to guaranteed debt of less-than- 50% owned affiliate	—	—	1,316	1,943	1,733

Fixed Charges	$64,406	$51,566	$53,101	$48,854	$31,265

Ratio of Earnings to Fixed Charges	1.57	2.49	2.50	2.97	3.30